SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

ICT GROUP, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
44929Y101
(CUSIP Number)
James T. Holder, Esq.
Senior Vice President and General Counsel
Sykes Enterprises, Incorporated
400 North Ashley Drive
Tampa, FL 33602
(813) 274-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	NAMES OF REPORTING PERSONS Sykes Enterprises, Incorporated I.R.S. Identification Nos. of above persons (entities only) 56-1383460

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		6,329,289

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,329,289

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	44929Y101	13D	Page	3	of	8
Item 1. Security and Issuer.
The securities to which this statement relates are shares of common stock, par value $0.01 per share (the “Shares”), of ICT Group, Inc., a Pennsylvania corporation (“ICT”). The principal executive offices of ICT are located at 100 Brandywine Boulevard, Newtown, PA 18940.
Item 2. Identity and Background.
(a) — (c) Sykes Enterprises, Incorporated, a Florida corporation, and its consolidated subsidiaries (“Sykes” or the “Reporting Person”), provides outsourced customer contact management solutions and services in the business process outsourcing arena to companies, primarily within the communications, financial services, healthcare, technology/consumer and transportation and leisure industries. Sykes provides flexible, high quality outsourced customer contact management services (with an emphasis on inbound technical support and customer service), which includes customer assistance, healthcare and roadside assistance, technical support and product sales to its clients’ customers. Utilizing Sykes’ integrated onshore/offshore global delivery model, Sykes provides its services through multiple communications channels encompassing phone, e-mail, Web and chat. Sykes complements its outsourced customer contact management services with various enterprise support services in the United States that encompass services for a company’s internal support operations, from technical staffing services to outsourced corporate help desk services. In Europe, Sykes also provides fulfillment services including multilingual sales order processing via the Internet and phone, payment processing, inventory control, product delivery and product returns handling. Sykes has operations in two geographic regions entitled (1) the Americas, which includes the United States, Canada, Latin America, India and the Asia Pacific Rim, in which the client base primarily consists of companies in the United States that are using Sykes’ services to support their customer management needs; and (2) EMEA, which includes Europe, the Middle East and Africa.
Sykes’ subsidiaries include SH Merger Subsidiary I, Inc., a Pennsylvania corporation (“Merger Sub”), and SH Merger Subsidiary II, LLC, a Florida limited liability company (Merger Sub II”). The principal executive offices of Sykes, Merger Sub and Merger Sub II are located at 400 North Ashley Drive, Tampa, FL 33602, and its telephone number is (813) 274-1000.
Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of Sykes which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.
(d) — (e) During the last five (5) years, neither Sykes nor, to Sykes’s knowledge, any director or executive officer listed in Exhibit 99.1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Sykes nor, to Sykes’s knowledge, any of the persons listed in Exhibit 99.1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Except as otherwise noted, each of the persons listed in Exhibit 99.1 is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration.
On October 5, 2009, Sykes and Merger Sub entered into a Voting Agreement (the “Voting Agreement”) with John J. Brennan, who serves as an ICT Director, Chairman and Chief Executive Officer, Donald P. Brennan, who serves as an ICT Director and Vice Chairman, and certain trusts for which Eileen Brennan Oakley, Donald P. Brennan’s daughter, serves as trustee (collectively, the “Affiliated Shareholders”), as an inducement for Sykes to enter into the Merger Agreement discussed in Item 4 and in consideration thereof.
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.
Item 4. Purpose of Transaction.
(a) — (b) On October 5, 2009, ICT, Sykes, Merger Sub and Merger Sub II entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into ICT, which will be the surviving corporation (the “Merger”), which will be immediately followed by a merger of the surviving corporation with and into Merger Sub II (the “Upstream Merger,” and together with the Merger, the “Transaction”). If the Merger is completed, each of the issued and outstanding shares of ICT will be converted into the right to receive consideration valued at $15.38, subject to adjustment as described below. The consideration is payable (i) in cash, without interest, in the amount of $7.69 per share of ICT common stock, and (ii) the remainder payable in shares of Sykes common stock equal to the exchange ratio described below divided by two (2). The exchange ratio will be the quotient determined by dividing $15.38 by the volume weighted average of the per share prices of Sykes common stock for the ten consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the Merger (the “measurement value”). The exchange ratio is subject to a symmetrical 7.5% collar as compared to $20.8979 which is the volume weighted average of the per share price of Sykes common stock for the ten consecutive trading days ending on October 2, 2009, the last trading day immediately prior to the date of the Merger Agreement. Within this collar, the exchange ratio will be determined pursuant to the calculation described above. If, however, the measurement value is equal to or less than $19.3306, then the exchange ratio will be 0.7956 and 0.3978 shares of Sykes common stock will be issued for each share of ICT common stock. If the measurement value is equal to or greater than $22.4652, then the exchange ratio will be 0.6846 and 0.3423 shares of Sykes common stock will be issued for each share of ICT common stock.
The obligations of the parties to the Merger Agreement to effect the Transaction are subject to certain conditions, including but not limited to the approval of the Merger by ICT’s stockholders and the receipt of applicable governmental approvals.
Sykes entered into the Voting Agreement in connection with the Merger Agreement.
Pursuant to the Voting Agreement, the Affiliated Shareholder agreed to vote, and have granted to Sykes an irrevocable proxy and power of attorney to vote, 6,329,289 Shares beneficially owned by them:
•	in favor of adoption of the Merger Agreement and approval of the Merger;

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•	against any action, proposal, transaction or agreement that would impede, frustrate, prevent or materially delay the Merger (a “Frustrating Transaction”), and
•	against any alternative acquisition proposal.
The Voting Agreement also provides that, except under certain limited circumstances, the Shareholder will not sell, assign, transfer or otherwise dispose of or encumber any of the Shares subject to the Voting Agreement.
The Voting Agreement will terminate upon the earliest to occur of (i) the completion of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the amendment of the Merger Agreement in any material respect (other than to increase the merger consideration) unless the amendment is approved by the Affiliated Shareholders.
The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 99.3.
The purpose of the transactions contemplated by the Voting Agreement is to support the consummation of the transactions contemplated under the Merger Agreement.
(c) Not applicable.
(d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of ICT, the surviving corporation in the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the officers of ICT, the surviving corporation in the Merger, until their respective successors are duly appointed.
(e) Other than as a result of the Merger described in Item 4(a)-(c) above, not applicable.
(f) Not applicable.
(g) At the effective time of the Merger, the articles of incorporation of the surviving corporation shall be in the form of the articles of incorporation attached as an exhibit to the Merger Agreement. The bylaws of Merger Sub, as in effect immediately prior to the effective time, shall be the bylaws of the surviving corporation.
(h) — (i) If the Merger is consummated as planned, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from The NASDAQ Global Market.
(j) Other than as described above, Sykes currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.
References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement included as Exhibits 99.2 and 99.3, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

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Item 5. Interest in Securities of the Issuer.
(a) — (b) Prior to October 5, 2009, Sykes was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon execution of the Voting Agreement, Sykes may be deemed to have acquired sole voting power (for the purposes described in the Voting Agreement) with respect to 6,329,289 Shares beneficially owned by the Affiliated Shareholders. Based on representations made by the Affiliated Shareholders in the Voting Agreement, the Affiliated Shareholders together beneficially own the 6,329,289 Shares, which constitute approximately 39.4% of the total issued and outstanding Shares (based on 16,072,984 Shares, the number of Shares outstanding as represented by ICT in the Merger Agreement).
(c) The information set forth in Item 4 above is incorporated herein by reference.
(d) To Sykes’ knowledge, no persons other than the Affiliated Shareholders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Affiliated Shareholders and reported by this statement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth under Items 3 and 4 above and are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
The following documents are filed as exhibits to this Schedule 13D:
*99.1	Directors and Executive Officers of Sykes Enterprises, Incorporated

99.2	Agreement and Plan of Merger, dated as of October 5, 2009, among ICT Group, Inc., Sykes Enterprises, Incorporated, SH Merger Subsidiary I, Inc., and SH Merger Subsidiary II, LLC (filed as Exhibit 2.1 to the Form 8-K filed by Sykes on October 9, 2009 and incorporated herein by reference).

99.3	Voting Agreement among Sykes Enterprises, Incorporated, SH Merger Subsidiary I, Inc., ICT Group, Inc., and the shareholders party thereto (filed as Exhibit 9.1 to the Form 8-K filed by Sykes on October 9, 2009 and incorporated herein by reference).

* Filed herewith

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2009	Sykes Enterprises, Incorporated
	By:	/s/ James T. Holder
James T. Holder
Senior Vice President and General Counsel